Exhibit 99.2
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Crescent Point Energy Corp. is responsible for the preparation of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect management’s best estimates and judgments. Management has determined such amounts on a reasonable basis in order to determine that the consolidated financial statements are presented fairly in all material respects.

Management has developed and maintains an extensive system of internal accounting controls that provide reasonable assurance that all transactions are accurately recorded, that the consolidated financial statements realistically report the Company’s operating and financial results, and that the Company’s assets are safeguarded. Management believes that this system of internal controls has operated effectively for the year ended December 31, 2013. The Company has effective disclosure controls and procedures to ensure timely and accurate disclosure of material information relating to the Company which complies with the requirements of Canadian securities legislation.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed by a resolution of the Board of Directors to audit the consolidated financial statements of the Company and to provide an independent professional opinion. PricewaterhouseCoopers LLP was appointed to hold such office until the next annual meeting of the shareholders of the Company.

The Board of Directors, through its Audit Committee, has reviewed the consolidated financial statements including notes thereto with management and PricewaterhouseCoopers LLP. The members of the Audit Committee are composed of independent directors who are not employees of the Company. The Board of Directors has approved the information contained in the consolidated financial statements based on the recommendation of the Audit Committee.

Scott Saxberg President and Chief Executive Officer	Greg Tisdale Chief Financial Officer

March 11, 2014

CRESCENT POINT ENERGY CORP.	1

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Crescent Point Energy Corp.

We have audited the accompanying consolidated financial statements of Crescent Point Energy Corp. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012 and the consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Crescent Point Energy Corp. and its subsidiaries as at December 31, 2013 and December 31, 2012 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed)
PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
March 11, 2014

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED BALANCE SHEETS

As at December 31
(Cdn$000s)	Notes	2013	2012
ASSETS
Cash		15,941	-
Accounts receivable		352,519	301,770
Prepaids and deposits		5,532	8,484
Derivative asset	22	3,126	19,457
Total current assets		377,118	329,711
Long-term investments	5	74,229	84,906
Derivative asset	22	48,098	42,241
Other long-term assets	6	37,958	22,232
Exploration and evaluation	7, 8	688,324	1,080,757
Property, plant and equipment	8, 9	11,259,147	10,319,868
Goodwill	10	251,919	251,919
Total assets		12,736,793	12,131,634
LIABILITIES
Accounts payable and accrued liabilities		789,305	655,191
Dividends payable	13	90,849	86,182
Derivative liability	22	99,388	15,349
Decommissioning liability	12	18,469	-
Total current liabilities		998,011	756,722
Long-term debt	11	1,734,114	1,474,589
Derivative liability	22	25,846	8,483
Long-term compensation liability	20	3,072	1,931
Decommissioning liability	12	611,069	502,432
Deferred income tax	19	864,608	792,665
Total liabilities		4,236,720	3,536,822
SHAREHOLDERS’ EQUITY
Shareholders’ capital	13	11,990,305	11,249,168
Contributed surplus		109,564	102,755
Deficit	14	(3,692,437)	(2,755,832)
Accumulated other comprehensive income (loss)		92,641	(1,279)
Total shareholders' equity		8,500,073	8,594,812
Total liabilities and shareholders' equity		12,736,793	12,131,634
Commitments (Note 24)
See accompanying notes to the consolidated financial statements.
Approved on behalf of the Board of Directors:

Gerald A. Romanzin Director	D. Hugh Gillard Director

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31
(Cdn$000s, except per share amounts)	Notes	2013	2012
REVENUE AND OTHER INCOME
Oil and gas sales		3,526,448	2,694,994
Royalties		(644,240)	(468,226)
Oil and gas revenue		2,882,208	2,226,768
Derivative gains (losses)	16, 22	(202,747)	168,120
Other loss	17	(10,064)	(60,455)
		2,669,397	2,334,433
EXPENSES
Operating		505,060	421,125
Transportation		95,317	66,147
General and administrative		67,466	63,384
Interest on long-term debt		77,754	71,530
Foreign exchange (gain) loss	18	64,505	(2,792)
Share-based compensation	20	67,752	51,141
Depletion, depreciation, amortization and impairment	7, 9	1,558,899	1,443,982
Accretion on decommissioning liability		14,162	11,245
		2,450,915	2,125,762
Net income before tax		218,482	208,671

Tax expense (recovery)
Current	19	173	(1,418)
Deferred	19	73,433	19,436
Net income		144,876	190,653

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		93,920	(9,144)
Comprehensive income		238,796	181,509

Net income per share	21
Basic		0.38	0.58
Diluted		0.37	0.57
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	4

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Cdn$000s)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
December 31, 2012		11,249,168	102,755	(2,755,832)	(1,279)	8,594,812
Issued pursuant to the DRIP (1)	13	659,140				659,140
Redemption of restricted shares	13	82,395	(82,887)	70		(422)
Share issue costs, net of tax		(398)				(398)
Share-based compensation	20		89,749			89,749
Forfeit of restricted shares	20		(53)			(53)
Net income				144,876		144,876
Dividends ($2.76 per share)				(1,081,551)		(1,081,551)
Foreign currency translation adjustment					93,920	93,920
December 31, 2013		11,990,305	109,564	(3,692,437)	92,641	8,500,073

December 31, 2011		7,706,268	126,034	(2,023,751)	7,865	5,816,416
Issued for cash		2,036,908				2,036,908
Issued on capital acquisitions		919,351				919,351
Issued pursuant to the DRIP (1)		564,086				564,086
Redemption of restricted shares		84,380	(91,395)	8,666		1,651
Share issue costs, net of tax		(61,825)				(61,825)
Share-based compensation			67,005			67,005
Forfeit of restricted shares			1,111			1,111
Net income				190,653		190,653
Dividends ($2.76 per share)				(931,400)		(931,400)
Foreign currency translation adjustment					(9,144)	(9,144)
December 31, 2012		11,249,168	102,755	(2,755,832)	(1,279)	8,594,812

(1)	Premium DividendTM and Dividend Reinvestment Plan
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	5

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
(Cdn$000s)	Notes	2013	2012
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income		144,876	190,653
Items not affecting cash
Other loss	17	10,064	60,455
Deferred tax expense		73,433	19,436
Share-based compensation	20	67,752	51,141
Depletion, depreciation, amortization and impairment		1,558,899	1,443,982
Accretion on decommissioning liability		14,162	11,245
Unrealized (gains) losses on derivatives	16, 22	111,876	(185,724)
Unrealized (gain) loss on foreign exchange	18	60,994	(5,774)
Decommissioning expenditures		(11,375)	(12,096)
Change in non-cash working capital	26	(57,349)	(29,375)
		1,973,332	1,543,943
INVESTING ACTIVITIES
Development capital and other expenditures		(1,746,873)	(1,509,029)
Capital acquisitions, net	8	(127,415)	(1,855,721)
Other long-term assets		(15,726)	(3,323)
Investments		-	539
Change in non-cash working capital	26	152,173	76,743
		(1,737,841)	(3,290,791)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		(1,033)	1,946,186
Increase in long-term debt		198,547	148,868
Cash dividends		(422,411)	(367,314)
Change in non-cash working capital	26	4,667	19,936
		(220,230)	1,747,676
Impact of foreign currency on cash balances		680	(828)
INCREASE IN CASH		15,941	-
CASH AT BEGINNING OF YEAR		-	-
CASH AT END OF YEAR		15,941	-
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes recovered	-	1,646
Cash interest paid	(77,028)	(68,035)

CRESCENT POINT ENERGY CORP.	6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012

1.	STRUCTURE OF THE BUSINESS
The principal undertakings of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent company and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2800, 111 - 5th Ave S.W., Calgary, Alberta, Canada, T2P 3Y6.
These annual consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on March 11, 2014.

2.	BASIS OF PREPARATION

a)	Preparation
These consolidated financial statements are presented under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of March 11, 2014, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States dollars. Crescent Point's operations are aggregated into one reportable segment based on the similarities between the Company's Canadian and U.S. operations.

b)	Basis of measurement, functional and presentation currency
The Company’s presentation currency is Canadian dollars. The accounts of the Company’s foreign operations that have a functional currency different from the Company’s presentation currency are translated into the Company’s presentation currency at period end exchange rates for assets and liabilities and at the average rate over the period for revenues and expenses. Translation gains and losses relating to the foreign operations are recognized in Other Comprehensive Income (“OCI”) as cumulative translation adjustments.

c)	Use of estimates and judgments
The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected. Significant estimates and judgments made by management in the preparation of consolidated financial statements are outlined below.
Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on depletion, depreciation and amortization (“DD&A”), decommissioning liability, deferred taxes, asset impairments and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as geoscientific interpretation, production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.
For purposes of impairment testing, property, plant and equipment (“PP&E”) is aggregated into cash-generating units (“CGUs”), based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability, based on the presence of reserves and which results in the transfer of assets from exploration and evaluation ("E&E") to PP&E, is subject to judgment.
Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are impacted by estimates with respect to the cost and timing of decommissioning.

CRESCENT POINT ENERGY CORP.	7

Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices, and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.
Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by their very nature, are subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates and forward foreign exchange rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.
Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax liabilities recognize the extent that temporary differences will be payable in future periods. The calculation of the liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flows and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.

3.	SIGNIFICANT ACCOUNTING POLICIES
The accounting policies set out below have been applied consistently by the Company and its subsidiaries for all periods presented in these annual consolidated financial statements.

a)	Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries and any reference to the “Company” throughout these consolidated financial statements refers to the Company and its subsidiaries. All transactions between the Company and its subsidiaries have been eliminated.
The Company conducts many of its oil and gas production activities through jointly controlled operations and the financial statements reflect only the Company's proportionate interest in such activities. Joint control exists for contractual arrangements governing the Company's assets whereby the Company has less than 100 percent working interest, all of the partners have control of the arrangement collectively, and spending on the project requires unanimous consent of all parties that collectively control the arrangement and share the associated risks. The Company does not have any joint arrangements that are material to the Company or that are structured through joint venture arrangements.

b)	Property, Plant and Equipment
Items of PP&E, which primarily consist of oil and gas development and production assets, are measured at cost less accumulated depletion, depreciation and any accumulated impairment losses. Development and production assets are accumulated into major area cost centres and represent the cost of developing the commercial reserves and initiating production.
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as development and production assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in net income as incurred. Capitalized development and production assets generally represent costs incurred in developing reserves and initiating or enhancing production from such reserves. The carrying amount of any replaced or sold component is derecognized.
Depletion and Depreciation
Development and production costs accumulated within major areas are depleted using the unit-of-production method based on estimated proved plus probable reserves before royalties, as determined by independent petroleum reservoir engineers. Natural gas reserves and production are converted to equivalent barrels of oil based upon the relative energy content (6:1). The depletion base includes capitalized costs, plus future costs to be incurred in developing proved plus probable reserves.
Corporate assets are depreciated over 5 years on a straight-line basis.

CRESCENT POINT ENERGY CORP.	8

Impairment
The carrying amounts of PP&E are grouped into CGUs and reviewed quarterly for indicators of impairment. Indicators are events or changes in circumstances that indicate the carrying amount may not be recoverable. If indicators of impairment exist, the recoverable amount of the CGU is estimated. If the carrying amount of the CGU exceeds the recoverable amount, the CGU is written down with an impairment recognized in net income.
Assets are grouped into CGUs based on the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations. Estimates of future cash flows used in the calculation of the recoverable amount are based on reserve evaluation reports prepared by independent petroleum reservoir engineers. The recoverable amount is the higher of fair value less costs of disposal and the value-in-use. Fair value less costs of disposal is derived by estimating the discounted after-tax future net cash flows. Discounted future net cash flows are based on forecasted commodity prices and costs over the expected economic life of the reserves and discounted using market-based rates to reflect a market participant’s view of the risks associated with the assets. Value-in-use is assessed using the expected future cash flows discounted at a pre-tax rate.
Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined, net of depletion, had no impairment loss been recognized on the asset in prior periods. The amount of the reversal is recognized in net earnings.

c)	Exploration and Evaluation
Exploration and evaluation assets are comprised of the accumulated expenditures incurred in an area where technical feasibility and commercial viability has not yet been determined. Exploration and evaluation assets include undeveloped land and any drilling costs thereon.
Technical feasibility and commercial viability are considered to be determinable when reserves are discovered. Upon determination of reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to PP&E.
Costs incurred prior to acquiring the legal rights to explore an area are expensed as incurred.
Amortization
Undeveloped land classified as E&E is amortized by major area over the average primary lease term and recognized in net income. Drilling costs classified as E&E assets are not amortized but are subject to impairment.
Impairment
Exploration and evaluation assets are reviewed quarterly for indicators of impairment and upon reclassification from E&E to PP&E. Exploration and evaluation assets are tested for impairment at the operating segment level by combining E&E assets with PP&E. The recoverable amount is the greater of fair value less costs of disposal or value-in-use. Fair value less costs of disposal is derived by estimating the discounted after-tax future net cash flows as described in the PP&E impairment test, plus the fair market value of undeveloped land and seismic. Value-in-use is assessed using the present value of the expected future cash flows discounted at a pre-tax rate.
Impairments of E&E assets are reversed when there has been a subsequent increase in the recoverable amount, but only to the extent of what the carrying amount would have been had no impairment been recognized.

d)	Decommissioning Liability
The Company recognizes the present value of a decommissioning liability in the period in which it is incurred. The obligation is recorded as a liability on a discounted basis using the relevant risk free rate, with a corresponding increase to the carrying amount of the related asset. Over time, the liabilities are accreted for the change in their present value and the capitalized costs are depleted on a unit-of-production basis over the life of the underlying proved plus probable reserves. Accretion expense is recognized in net income. Revisions to the discount rate, estimated timing or amount of future cash flows would also result in an increase or decrease to the decommissioning liability and related asset.

e)	Reclamation Fund
The Company established a reclamation fund to fund future decommissioning costs and environmental emissions reduction costs. Effective January 1, 2013, the Board of Directors approved contributions of $0.70 per barrel of oil equivalent (“boe”) of production; prior to this, 2012 contributions were $0.50 per boe. Additional contributions can be made at the discretion of management.

f)	Goodwill
The Company records goodwill relating to business combinations when the purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired business. The goodwill balance is assessed for impairment annually or as events occur that could result in impairment. Goodwill is tested for impairment at an operating segment level by combining the carrying amounts of PP&E, E&E assets and goodwill and comparing this to the recoverable amount. The recoverable amount is the greater of fair value less costs of disposal or value-in-use. Fair value less costs of disposal is derived by estimating the discounted

CRESCENT POINT ENERGY CORP.	9

after-tax future net cash flows as described in the PP&E impairment test, plus the fair market value of undeveloped land and seismic. Value-in-use is assessed using the present value of the expected future cash flows discounted at a pre-tax rate. Any excess of the carrying amount over the recoverable amount is the impairment amount. Impairment charges, which are not tax affected, are recognized in net income. Goodwill is reported at cost less any accumulated impairment. Goodwill impairments are not reversed.

g)	Share-based Compensation
Restricted shares granted under the Restricted Share Bonus Plan are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of shares on the date of grant. Forfeitures are estimated at the grant date and are subsequently adjusted to reflect actual forfeitures. The expense is recognized over the service period, with a corresponding increase to contributed surplus. The Company capitalizes the portion of share-based compensation directly attributable to development activities, with a corresponding decrease to share-based compensation expense. At the time the restricted shares vest, the issuance of shares is recorded as an increase to shareholders’ capital and a corresponding decrease to contributed surplus.
Deferred share units (“DSUs”) are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of the DSUs on the date of the grant and subsequently adjusted to reflect the fair value at each period end. Fair value is based on the prevailing Crescent Point share price.

h)	Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the estimated effect of any differences between the accounting and tax basis of assets and liabilities, using enacted or substantively enacted income tax rates expected to apply when the deferred tax asset or liability is settled. The effect of a change in income tax rates on deferred income taxes is recognized in net income in the period in which the change occurs.
The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
The Company is able to deduct certain settlements under its Restricted Share Bonus Plan. To the extent the tax deduction exceeds the cumulative remuneration cost for a particular restricted share grant recorded in net income, the tax benefit related to the excess is recorded directly within equity.
Deferred income tax assets and liabilities are presented as non-current.

i)	Financial Instruments
The Company has early adopted IFRS 9, Financial Instruments (“IFRS 9”), with a date of initial application of January 1, 2010. This new standard replaces the current multiple classification and measurement model for non-equity financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Classification depends on the entity’s business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument.
In addition, the fair value option for financial liabilities was amended. The changes in fair value attributable to a liability’s credit risk will be recorded in other comprehensive income rather than through net income, unless this presentation creates an accounting mismatch. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to net income.
For investments in equity instruments which are not subject to control, joint control, or significant influence, on initial recognition IFRS 9 allows an entity to irrevocably elect classification at “fair value through profit or loss” or “fair value through other comprehensive income”.
The Company uses financial derivative instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. The Company also makes investments in companies from time to time in connection with the Company’s acquisition and divestiture activities.
Financial derivative instruments
Financial derivative instruments are included in current assets/liabilities except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets/liabilities.
The Company has not designated any of its financial derivative contracts as effective accounting hedges and, accordingly, fair values its financial derivative contracts with the resulting gains and losses recorded in net income.
The fair value of a financial derivative instrument on initial recognition is normally the transaction price. Subsequent to initial recognition, the fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based on market prices at the reporting date for similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Company at the reporting date.

CRESCENT POINT ENERGY CORP.	10

Financial assets and liabilities
Financial assets and liabilities are measured at fair value on initial recognition. For non-equity instruments, measurement in subsequent periods depends on the classification of the financial asset or liability as “fair value through profit or loss” or “amortized cost”.
Financial assets and liabilities classified as fair value through profit or loss are subsequently carried at fair value, with changes recognized in net income.
Financial assets and liabilities classified as amortized cost are subsequently carried at amortized cost using the effective interest rate method.
Currently, the Company classifies all non-equity financial instruments which are not financial derivative instruments as amortized cost.
At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired. If such evidence exists, the Company recognizes an impairment loss in net income. Impairment losses are reversed in subsequent periods if the impairment loss decrease can be related objectively to an event occurring after the impairment was recognized.
For investments in equity instruments, the subsequent measurement is dependent on the Company’s election to classify such instruments as fair value through profit or loss or fair value through other comprehensive income. Currently, the Company classifies all investments in equity instruments as fair value through profit or loss, whereby the Company recognizes movements in the fair value of the investment (adjusted for dividends) in net income. If the fair value through other comprehensive income classification is selected, the Company would recognize any dividends from the investment in net income and would recognize fair value re-measurements of the investment in other comprehensive income. Regardless of the classification, such investments are not subject to impairment testing.

j)	Business Combinations
Business combinations are accounted for using the acquisition method. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. The excess of the cost of the acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in net income. Transaction costs associated with business combinations are expensed as incurred.

k)	Foreign Currency Translation
Foreign operations
The Company has operations in the United States (“U.S.”) transacted via U.S. subsidiaries. The assets and liabilities of foreign operations are restated to Canadian dollars at exchange rates in effect at the balance sheet date. The income and expenses of foreign operations are translated to Canadian dollars using the average exchange rate for the period. The resulting unrealized gain or loss is included in other comprehensive income.
Foreign transactions
Transactions in foreign currencies not incurred by the Company’s U.S. subsidiaries are translated to Canadian dollars at exchange rates in effect at the transaction dates. Foreign currency assets and liabilities are restated to Canadian dollars at exchange rates in effect at the balance sheet date and income and expenses are restated to Canadian dollars using the average exchange rate for the period. Both realized and unrealized gains and losses resulting from the settlement or restatement of foreign currency transactions are included in net income.

l)	Revenue Recognition
Oil and gas revenue includes the sale of crude oil, natural gas and natural gas liquids and is recognized when the risks and rewards of ownership have been substantially transferred.

m)	Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less.

n)	Leases
Leases in which substantially all of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.
Leases where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases within property, plant and equipment.
All of the Company's leases are treated as operating leases and are recognized in net income on a straight-line basis.

CRESCENT POINT ENERGY CORP.	11

o)	Earnings Per Share
Basic earnings per share (“EPS”) is calculated by dividing the net income for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.
Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to dilutive instruments, being restricted shares issued under the Company’s Restricted Share Bonus Plan, is computed using the treasury stock method. The treasury stock method assumes that the deemed proceeds related to unrecognized share-based compensation are used to repurchase shares at the average market price during the period.

4.	CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2013, the Company adopted the following IFRS:

•
IFRS 7 Financial Instruments: Disclosures - IFRS 7 was amended to provide more extensive quantitative disclosures for financial instruments that are offset in the statement of financial position or that are subject to enforceable master netting or similar agreements. The additional disclosures can be found in Note 22. The application of the amendment had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

•
IFRS 9 Financial Instruments - IFRS 9 was amended to present a new hedge accounting model.  The Company does not currently apply hedge accounting and determined that the amendment to IFRS 9 had no impact on the consolidated statements of comprehensive income or the consolidated balance sheet.

•
IFRS 10 Consolidated Financial Statements - IFRS 10 provides guidance to determine whether an investee should be consolidated. The guidance applies to all investees, including special purpose entities. The Company reviewed its consolidation methodology and determined that the adoption of IFRS 10 did not result in a change to the consolidation status of its subsidiaries.

•
IFRS 11 Joint Arrangements - IFRS 11 presents a new model for determining whether an entity should account for joint arrangements using proportionate consolidation or the equity method. An entity will have to follow the substance rather than legal form of a joint arrangement and will no longer have a choice of accounting method. The Company reviewed its joint arrangements and determined that the adoption of IFRS 11 did not result in any changes in the accounting for its joint arrangements. The Company's share of the assets, liabilities, revenues and expenses are recognized in the annual consolidated financial statements.

•
IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 aggregates and amends disclosure requirements included within other standards. The standard requires an entity to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. The application of IFRS 12 had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

•
IFRS 13 Fair Value Measurement - IFRS 13 provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

Effective January 1, 2014, the Company will adopt the following IFRS:

•
IAS 36 Impairment of Assets - IAS 36 was amended in May 2013 to reduce the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments require retrospective application and will be adopted by the Company on January 1, 2014. The adoption will only impact Crescent Point's disclosures in the notes to the financial statements in periods when an impairment loss or impairment recovery is recognized.

CRESCENT POINT ENERGY CORP.	12

5.	LONG-TERM INVESTMENTS

($000s)	2013	2012
Investments in public companies, beginning of year	28,314	101,657
Acquisitions and dispositions, net	-	(2,539)
Unrealized loss recognized in other loss	(4,055)	(70,804)
Investments in public companies, end of year	24,259	28,314

Investments in private companies, beginning of year	56,592	50,260
Acquisitions and dispositions, net	-	25,000
Unrealized loss recognized in other loss	(6,622)	(18,668)
Investments in private companies, end of year	49,970	56,592

Long-term investments, end of year	74,229	84,906

a)	Public Companies
The Company holds common shares and common share purchase warrants in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At December 31, 2013, the investments are recorded at a fair value of $24.3 million which is $79.7 million less than the original cost of the investments. At December 31, 2012, the investments were recorded at a fair value of $28.3 million which was $75.6 million less than the original cost of the investments.

b)	Private Companies
The Company holds common shares in private oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At December 31, 2013, the investments are recorded at a fair value of $50.0 million which is $17.0 million less than the original cost of the investments. At December 31, 2012, the investments were recorded at a fair value of $56.6 million which was $10.4 million less than the original cost of the investments.

6.	OTHER LONG-TERM ASSETS

($000s)	2013	2012
Reclamation fund	26,181	10,455
Other receivables	11,777	11,777
Other long-term assets	37,958	22,232

a)	Reclamation fund
The following table reconciles the reclamation fund:

($000s)	2013	2012
Balance, beginning of year	10,455	7,816
Contributions	30,734	18,079
Expenditures	(15,008)	(15,440)
Balance, end of year	26,181	10,455

b)	Other receivables
At December 31, 2013, the Company had investment tax credits of $11.8 million (December 31, 2012 - $11.8 million).

CRESCENT POINT ENERGY CORP.	13

7.	EXPLORATION AND EVALUATION ASSETS

($000s)	2013	2012
Exploration and evaluation assets at cost	1,590,298	1,700,442
Accumulated amortization	(901,974)	(619,685)
Net carrying amount	688,324	1,080,757

Reconciliation of movements during the year
Cost, beginning of year	1,700,442	1,242,573
Accumulated amortization, beginning of year	(619,685)	(376,210)
Net carrying amount, beginning of year	1,080,757	866,363

Net carrying amount, beginning of year	1,080,757	866,363
Acquisitions through business combinations, net	6,600	414,255
Additions	471,900	583,791
Dispositions	(1,993)	(1,239)
Transfers to property, plant and equipment	(614,446)	(530,835)
Amortization	(275,504)	(247,883)
Foreign exchange	21,010	(3,695)
Net carrying amount, end of year	688,324	1,080,757
E&E assets consist of the Company's undeveloped land and exploration projects which are pending the determination of technical feasibility. Additions represent the Company's share of the cost of E&E assets. At December 31, 2013, $688.3 million remains in E&E assets after $614.4 million was transferred to PP&E following the determination of technical feasibility during the year ended December 31, 2013 (year ended December 31, 2012 - $1.1 billion and $530.8 million, respectively).
Impairment test of exploration and evaluation assets
There were no indicators of impairment at December 31, 2013 or December 31, 2012.

8.	CAPITAL ACQUISITIONS AND DISPOSITIONS
In the year ended December 31, 2013, the Company incurred $5.8 million (December 31, 2012 - $16.4 million) of transaction costs related to business combinations that are recorded as general and administrative expenses.
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the year ended December 31, 2013 for net consideration of $118.3 million ($121.8 million was allocated to PP&E and E&E assets). These minor property acquisitions and dispositions were completed with full tax pools.

CRESCENT POINT ENERGY CORP.	14

9.	PROPERTY, PLANT AND EQUIPMENT

($000s)	2013	2012
Development and production assets	14,964,220	12,740,337
Corporate assets	26,176	22,843
Property, plant and equipment at cost	14,990,396	12,763,180
Accumulated depletion, depreciation and impairment	(3,731,249)	(2,443,312)
Net carrying amount	11,259,147	10,319,868

Reconciliation of movements during the year

Development and production assets
Cost, beginning of year	12,740,337	8,409,567
Accumulated depletion and impairment, beginning of year	(2,431,102)	(1,244,709)
Net carrying amount, beginning of year	10,309,235	7,164,858

Net carrying amount, beginning of year	10,309,235	7,164,858
Acquisitions through business combinations, net	119,611	2,838,778
Additions	1,414,067	1,008,973
Dispositions	(2,454)	(36,243)
Transfers from exploration and evaluation assets	614,446	530,835
Depletion	(1,181,383)	(1,004,321)
Impairment	(98,291)	(189,074)
Foreign exchange	73,678	(4,571)
Net carrying amount, end of year	11,248,909	10,309,235

Cost, end of year	14,964,220	12,740,337
Accumulated depletion and impairment, end of year	(3,715,311)	(2,431,102)
Net carrying amount, end of year	11,248,909	10,309,235

Corporate assets
Cost, beginning of year	22,843	17,109
Accumulated depreciation, beginning of year	(12,210)	(9,506)
Net carrying amount, beginning of year	10,633	7,603

Net carrying amount, beginning of year	10,633	7,603
Additions	3,285	5,740
Depreciation	(3,721)	(2,704)
Foreign exchange	41	(6)
Net carrying amount, end of year	10,238	10,633

Cost, end of year	26,176	22,843
Accumulated depreciation, end of year	(15,938)	(12,210)
Net carrying amount, end of year	10,238	10,633
At December 31, 2013, future development costs of $5.9 billion (December 31, 2012 - $5.7 billion) are included in costs subject to depletion.
Direct general and administrative costs capitalized by the Company during the year ended December 31, 2013 were $42.2 million (year ended December 31, 2012 - $32.0 million), including $23.1 million of share-based compensation costs (year ended December 31, 2012 - $17.7 million).

CRESCENT POINT ENERGY CORP.	15

Impairment test of property, plant and equipment
For the purposes of determining whether impairment of assets has occurred, and the extent of any impairment or its reversal, management exercises their judgment in estimating future cash flows for the recoverable amount, being the higher of fair value less costs of disposal and value in use. These key judgments include estimates about recoverable reserves (see Use of estimates and judgments discussion in Note 2c), forecast benchmark commodity prices, royalties, operating costs and discount rates.
Forecast benchmark commodity price assumptions tend to be stable because short-term increases or decreases in prices are not considered indicative of long-term price levels, but are nonetheless subject to change.
The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of property, plant and equipment at December 31, 2013. The Company used an average after-tax discount rate of 10 percent.

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023 (2)
WTI ($US/bbl)	97.50	97.50	97.50	97.50	97.50	97.50	98.54	100.51	102.52	104.57
Exchange Rate ($US/$Cdn)	0.95	0.95	0.95	0.95	0.95	0.95	0.95	0.95	0.95	0.95
WTI ($Cdn/bbl)	102.63	102.63	102.63	102.63	102.63	102.63	103.73	105.80	107.92	110.07
AECO ($Cdn/MMbtu)	4.03	4.26	4.50	4.74	4.97	5.21	5.33	5.44	5.55	5.66

(1)	The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing our impairment tests.

(2)	Forecast benchmark commodity prices are assumed to increase by 2% in each year after 2023 to the end of the reserve life. Exchange rates are assumed to be constant at 0.95.
At December 31, 2013, the Company determined that the carrying amount of the Southern Alberta CGU exceeded its fair value less costs of disposal. The full amount of the impairment was attributed to PP&E and, as a result, an impairment loss of $98.3 million was recorded as a component of depletion, depreciation, amortization and impairment expense. The Southern Alberta CGU is comprised primarily of properties in the early stages of development for which the operating results are included in the Canadian operating segment. The impairment in 2013 was largely a result of the exploratory nature of the Alberta Bakken resource play which resulted in negative technical revisions to proved plus probable reserves and an increase in expected operating and abandonment costs. Changes in any of the key judgments, such as a downward revision in reserves, a decrease in forecast benchmark commodity prices, an increase in royalties, or an increase in operating costs would decrease the recoverable amounts of assets and any impairment charges would affect net income. For the year ended December 31, 2013, a one percent increase in the assumed discount rate would result in an additional impairment for the Southern Alberta CGU of approximately $54.3 million, while a five percent decrease in the forward commodity price estimate would result in an additional impairment of approximately $95.5 million.
The Company reported an impairment loss of $189.1 million for the year ended December 31, 2012 related to the Southern Alberta CGU largely as a result of the decrease in forecast benchmark commodity prices at December 31, 2012 compared to December 31, 2011, the early development stage of the properties and associated higher initial capital expenditures.

10.	GOODWILL

($000s)	2013	2012
Goodwill, beginning of year	251,919	207,672
Wild Stream Exploration Inc. acquisition	-	24,022
Reliable Energy Ltd. acquisition	-	20,225
Goodwill, end of year	251,919	251,919
Goodwill has been assigned to the Canadian operating segment.
Impairment test of goodwill
The impairment test of goodwill at December 31, 2013 and 2012 concluded that the estimated recoverable amount exceeded the carrying amount. As such, no goodwill impairment existed. The recoverable amount of the Canadian operating segment was estimated to be $14.2 billion at December 31, 2013 and was determined based on fair value less costs of disposal. The fair value measurement of the recoverable amount of the Canadian operating segment is categorized as Level 3 according to the IFRS 13 fair value hierarchy. Refer to Note 9 - “Property, Plant and Equipment” for a description of the key input estimates and the methodology used in the determination of the estimated recoverable amount related to goodwill.

11.	LONG-TERM DEBT
The following table reconciles long-term debt:

($000s)	2013	2012
Bank credit facilities	546,595	653,123
Senior guaranteed notes	1,187,519	821,466
Long-term debt	1,734,114	1,474,589

CRESCENT POINT ENERGY CORP.	16

a)	Bank Credit Facilities
The Company has a syndicated unsecured credit facility with fourteen banks and an operating credit facility with one Canadian chartered bank, for a total amount available under the combined facilities of $2.1 billion. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million.
The credit facilities bear interest at the Canadian prime rate plus a margin based on a sliding scale ratio of the Company's senior debt to EBITDA, adjusted for certain non-cash items. The syndicated unsecured credit facility constitutes a revolving credit facility for a three year term which is extendible annually; the current maturity date is June 10, 2016. The operating credit facility constitutes a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period, subject to a one year term out period should the lender not agree to an annual extension; the current conversion date is June 6, 2014. The combined credit facilities have covenants which restrict the Company's ratio of senior debt to EBITDA, adjusted for certain non-cash items, to a maximum of 3.0:1.0 and the ratio of debt to capital, adjusted for certain non-cash items, to a maximum of 0.5:1.0. The Company is in compliance with all debt covenants at December 31, 2013.
The Company has letters of credit in the amount of $3.9 million outstanding at December 31, 2013.
The Company manages its credit facilities through a combination of bankers' acceptance loans and interest rate swaps.

b)	Senior Guaranteed Notes
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$983.0 million and Cdn$142.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The terms, rates and carrying amounts of the Company's outstanding senior guaranteed notes are detailed below:

Principal ($000s)	Maturity Date	Coupon Rate	Interest Payment Dates	2013	2012
Cdn$50,000	March 24, 2015	4.92%	September 24 and March 24	50,000	50,000
US$37,500	March 24, 2015	4.71%	September 24 and March 24	39,885	37,309
US$52,000	April 14, 2016	3.93%	October 14 and April 14	55,307	51,735
US$67,500	March 24, 2017	5.48%	September 24 and March 24	71,793	67,156
US$31,000	April 14, 2018	4.58%	October 14 and April 14	32,972	30,842
US$20,000	June 12, 2018	2.65%	December 12 and June 12	21,272	-
Cdn$7,000	May 22, 2019	4.29%	November 22 and May 22	7,000	7,000
US$68,000	May 22, 2019	3.39%	November 22 and May 22	72,325	67,653
US$155,000	March 24, 2020	6.03%	September 24 and March 24	164,858	154,209
Cdn$50,000	April 14, 2021	5.53%	October 14 and April 14	50,000	50,000
US$82,000	April 14, 2021	5.13%	October 14 and April 14	87,215	81,582
Cdn$25,000	May 22, 2022	4.76%	November 22 and May 22	25,000	25,000
US$200,000	May 22, 2022	4.00%	November 22 and May 22	212,720	198,980
Cdn$10,000	June 12, 2023	4.11%	December 12 and June 12	10,000	-
US$270,000	June 12, 2023	3.78%	December 12 and June 12	287,172	-
Senior guaranteed notes				1,187,519	821,466
Concurrent with the issuance of US$953.0 million senior guaranteed notes, the Company entered into cross currency interest rate swaps (''CCIRS'') with a syndicate of financial institutions. To manage the Company's foreign exchange risk, the CCIRS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $953.2 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million. See additional information in Note 22 - “Financial Instruments and Derivatives”.

CRESCENT POINT ENERGY CORP.	17

12.	DECOMMISSIONING LIABILITY
The following table reconciles the decommissioning liability:

($000s)	2013	2012
Decommissioning liability, beginning of year	502,432	379,616
Liabilities incurred	32,562	18,919
Liabilities acquired through capital acquisitions	4,291	66,684
Liabilities disposed through capital dispositions	(793)	(9,497)
Liabilities settled	(11,375)	(12,096)
Revaluation of acquired decommissioning liabilities (1)	3,256	57,251
Change in estimated future costs	115,266	(9,690)
Change in discount rate	(30,263)	-
Accretion expense	14,162	11,245
Decommissioning liability, end of year	629,538	502,432
Expected to be incurred in one year	18,469	-
Expected to be incurred beyond one year	611,069	502,432

(1)
These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.

The total future decommissioning liability was estimated by management based on the Company’s net ownership in all wells and facilities. This includes all estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total decommissioning liability to be $629.5 million at December 31, 2013 (December 31, 2012 - $502.4 million) based on total estimated undiscounted cash flows to settle the obligation of $739.8 million (December 31, 2012 - $531.6 million). These obligations are expected to be settled through 2047, with the majority expected after 2028. The estimated cash flows have been discounted using an average risk free rate of approximately 3 percent and an inflation rate of 2 percent (December 31, 2012 - approximately 2.5 percent and 2 percent, respectively).

13.	SHAREHOLDERS’ CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	2013		2012
	Number of shares	Amount ($000s)	Number of shares	Amount ($000s)
Common shares, beginning of year	374,702,264	11,439,861	288,025,465	7,835,136
Issued for cash	-	-	48,784,500	2,036,908
Issued on capital acquisitions	-	-	21,311,081	919,351
Issued on redemption of restricted shares (1)	2,045,169	82,395	2,150,033	84,380
Issued pursuant to the dividend reinvestment plans	18,246,133	659,140	14,431,185	564,086
Common shares, end of year	394,993,566	12,181,396	374,702,264	11,439,861
Cumulative share issue costs, net of tax	-	(191,091)	-	(190,693)
Total shareholders’ capital, end of year	394,993,566	11,990,305	374,702,264	11,249,168

(1)	The amount of shares issued on redemption of restricted shares is net of any employee withholding taxes.
At December 31, 2013, the Company recorded dividends payable of $90.8 million which was settled with cash of $65.0 million and Crescent Point common shares issued pursuant to the DRIP valued at $25.8 million (678,361 common shares) on January 15, 2014.  At December 31, 2012, the Company recorded dividends payable of $86.2 million which was settled with cash of $27.9 million and Crescent Point common shares issued pursuant to the DRIP valued at $58.3 million (1,638,734 common shares) on January 15, 2013. In preceding years (December 31, 2012 - $58.3 million), the component of the dividend payable to be settled with Crescent Point common shares pursuant to the DRIP was recorded as shareholders’ capital at the balance sheet date.

14.	DEFICIT

($000s)	2013	2012
Accumulated earnings	1,054,349	909,473
Accumulated tax effect on redemption of restricted shares	8,736	8,666
Accumulated dividends	(4,755,522)	(3,673,971)
Deficit	(3,692,437)	(2,755,832)

CRESCENT POINT ENERGY CORP.	18

15.	CAPITAL MANAGEMENT
The Company’s capital structure is comprised of shareholders’ equity, long-term debt and working capital. The balance of each of these items is as follows:

($000s)	2013	2012
Long-term debt	1,734,114	1,474,589
Working capital deficiency (1)	406,134	287,911
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(63,170)	(2,176)
Net debt	2,077,078	1,760,324
Shareholders’ equity	8,500,073	8,594,812
Total capitalization	10,577,151	10,355,136

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

Crescent Point's objective for managing capital is to maintain a strong balance sheet and capital base to provide financial flexibility, stability to dividends and to position the Company for future development of the business. Ultimately, Crescent Point strives to maximize long-term stakeholder value by ensuring the Company has the financing capacity to fund projects that are expected to add value to stakeholders and distribute any excess cash that is not required for financing projects.
Crescent Point manages and monitors its capital structure and short-term financing requirements using a non-GAAP measure, the ratio of net debt to funds flow from operations. Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Funds flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Crescent Point's objective is to maintain a net debt to funds flow from operations ratio of approximately 1.0 times. This metric is used to measure the Company's overall debt position and measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company's net debt to funds flow from operations ratio at December 31, 2013 was 1.0 times (December 31, 2012 - 1.1 times). The funds flow from operations only reflects funds flow from operations generated on acquired properties since the closing date of the acquisitions.
Crescent Point strives to provide stability to its dividends over time by managing risks associated with the oil and gas industry. To accomplish this, the Company maintains a conservative balance sheet with significant unutilized lines of credit, manages its exposure to fluctuating interest rates and foreign exchange rates on its long-term debt, and actively hedges commodity prices using a 3½ year risk management program by hedging up to 65 percent, unless otherwise approved by the Board of Directors, of after royalty volumes using a portfolio of swaps, collars and put option instruments and up to 35 percent of after royalty volumes using a combination of financial derivatives and fixed differential physical contracts to manage price differentials.
Crescent Point is subject to certain financial covenants on its credit facility and senior guaranteed notes agreements and is in compliance with all financial covenants as at December 31, 2013.

16.	DERIVATIVE GAINS (LOSSES)

($000s)	2013	2012
Realized losses	(90,871)	(17,604)
Unrealized gains (losses)	(111,876)	185,724
Derivative gains (losses)	(202,747)	168,120

17.	OTHER LOSS

($000s)	2013	2012
Unrealized loss on long-term investments	(10,677)	(89,472)
Gain on the sale of marketable securities	-	2
Gain on sale of long-term investments	-	470
Gain on disposition of assets	-	28,545
Other gain	613	-
Other loss	(10,064)	(60,455)

CRESCENT POINT ENERGY CORP.	19

18.	FOREIGN EXCHANGE GAIN (LOSS)

($000s)	2013	2012
Realized
Foreign exchange loss on cross currency interest rate swaps	(4,308)	(3,838)
Other foreign exchange gain	1,134	495
Unrealized
Foreign exchange gain (loss) on translation of US dollar senior guaranteed notes	(60,994)	5,774
Other foreign exchange gain (loss)	(337)	361
Foreign exchange gain (loss)	(64,505)	2,792

19.	INCOME TAXES
The provision for income taxes is as follows:

($000s)	2013	2012
Current tax:
Canada	137	(1,418)
Luxembourg	36	-
Current expense (recovery)	173	(1,418)
Deferred tax:
Canada	76,801	33,980
United States	(3,368)	(14,544)
Deferred expense	73,433	19,436
Income tax expense	73,606	18,018
The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

($000s)	2013	2012
Income before income taxes	218,482	208,671
Statutory income tax rate	26.04%	26.14%
Expected provision for income taxes	56,893	54,547
Effect of change in corporate tax rates	(3,101)	-
Effect of tax rates in foreign jurisdictions	(9,009)	(5,779)
Effect of restricted share bonus plan	(3,373)	(38,695)
Effect of change in deferred tax asset	20,530	-
Effect of non-taxable capital losses	8,617	10,874
Other	3,049	(2,929)
Income tax expense	73,606	18,018
The statutory combined federal and provincial income tax rate decreased from 26.14% in 2012 to 26.04% in 2013 due to a change in the allocation of taxable income between provinces.
The deferred income tax liabilities are expected to be settled in the following periods:

($000s)	2013	2012
Deferred income tax:
To be settled within 12 months	31,121	(1,074)
To be settled after more than 12 months	(895,729)	(791,591)
Deferred income tax	(864,608)	(792,665)

CRESCENT POINT ENERGY CORP.	20

The movement in deferred income tax liabilities and assets is as follows:

($000s)	At January 1, 2013	(Charges) / credits due to acquisitions & other	(Charged) / credited to earnings	At December 31, 2013
Deferred income tax assets:
Decommissioning liability	134,144	-	32,870	167,014
Income tax losses carried forward	184,974	-	(62,394)	122,580
Share issue costs	33,195	141	(10,924)	22,412
Risk management contracts	6,230	-	26,381	32,611
Other	11,308	1,349	(10,611)	2,046
	369,851	1,490	(24,678)	346,663
Deferred income tax liabilities:
Property, plant & equipment	(966,007)	-	(94,514)	(1,060,521)
Timing of partnership items	(180,381)	-	42,970	(137,411)
Risk management contracts	(16,128)	-	2,789	(13,339)
	(1,162,516)	-	(48,755)	(1,211,271)
Net deferred income tax liabilities	(792,665)	1,490	(73,433)	(864,608)

($000s)	At January 1, 2012	(Charges) / credits due to acquisitions & other	(Charged) / credited to earnings	At December 31, 2012
Deferred income tax assets:
Decommissioning liability	99,601	9,434	25,109	134,144
Income tax losses carried forward	163,522	22,557	(1,105)	184,974
Share issue costs	21,263	25,310	(13,378)	33,195
Risk management contracts	43,449	1,346	(38,565)	6,230
Other	284	8,689	2,335	11,308
	328,119	67,336	(25,604)	369,851
Deferred income tax liabilities:
Property, plant & equipment	(760,265)	(186,306)	(19,436)	(966,007)
Timing of partnership items	(215,466)	-	35,085	(180,381)
Risk management contracts	(4,921)	(1,224)	(9,983)	(16,128)
Other	-	(502)	502	-
	(980,652)	(188,032)	6,168	(1,162,516)
Net deferred income tax liabilities	(652,533)	(120,696)	(19,436)	(792,665)
The approximate amounts of tax pools available as at December 31, 2013 and 2012 are as follows:

($000s)	2013	2012
Tax pools:
Canada	6,751,472	7,131,035
United States	1,626,298	1,365,756
Total	8,377,770	8,496,791
The tax pools presented do not include the impact of income from the general partnership for its fiscal period ended December 31, 2013 for which the Company is entitled to claim a reserve for current income tax purposes. Including the impact of income from the general partnership which is taxable to the Company in future years, the net tax pools remaining at December 31, 2013 are approximately $7.9 billion (December 31, 2012 - $7.8 billion).
The above tax pools include estimated Canadian non-capital losses carried forward of $387.2 million (December 31, 2012 - $683.1 million) that expire in the years 2029 through 2031, and U.S. net operating losses of $72.5 million (December 31, 2012 - $30.2 million) which expire in the years 2024 through 2032. A deferred income tax asset has not been recognized for U.S. net operating losses of $15.3 million (December 31, 2012 - $14.3 million) as there is not sufficient certainty regarding future utilization.

CRESCENT POINT ENERGY CORP.	21

A deferred tax asset has not been recognized in respect of certain unrealized capital losses and capital losses carried forward for Canadian tax purposes in the amount of $20.5 million (December 31, 2012 - nil). Recognition is dependent on the realization of future taxable capital gains.
A deferred tax asset has not been recognized in respect of temporary differences associated with investments in subsidiaries as it is not likely that the temporary differences will reverse in the foreseeable future. The deductible temporary differences associated with investments in subsidiaries is approximately $52.8 million (December 31, 2012 - $44.7 million).

20.	SHARE-BASED COMPENSATION
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Restricted shareholders are eligible for monthly dividends on their restricted shares, immediately upon grant.
Deferred Share Unit Plan
The Company has a DSU plan for directors. Each DSU vests on the date of the grant, however the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price.
The following table reconciles the number of restricted shares and DSUs for the year ended December 31, 2013:

	Restricted Shares	Deferred Share Units
Balance, beginning of year	3,366,492	51,318
Granted	1,413,271	24,062
Redeemed	(2,058,318)	-
Forfeited	(133,302)	-
Balance, end of year	2,588,143	75,380
For the year ended December 31, 2013, the Company calculated total share-based compensation, net of estimated forfeitures and forfeiture true-ups, of $90.8 million (December 31, 2012 - $68.8 million), of which $23.1 million was capitalized (December 31, 2012 - $17.7 million).

21.	PER SHARE AMOUNTS
The following table summarizes the weighted average shares used in calculating net income per share:

	2013	2012
Weighted average shares – basic	386,253,999	329,410,803
Dilutive impact of restricted shares	1,476,739	2,370,430
Weighted average shares – diluted	387,730,738	331,781,233

22.	FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, reclamation fund, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
Crescent Point's derivative assets and liabilities are transacted in active markets. Crescent Point's long-term investments are transacted in active and non-active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.
Accordingly, Crescent Point's derivative assets and liabilities are classified as Level 2. Long-term investments are classified as Level 1, Level 2 or Level 3 depending on the valuation methods and inputs used, whether the applicable company is publicly traded or private, and whether the investment is comprised of common shares or common share purchase warrants. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

CRESCENT POINT ENERGY CORP.	22

Crescent Point's valuation of investments in private companies is based primarily on recent trading activity in the relevant company's common shares. Crescent Point validates these valuations using a variety of peer comparison metrics and industry data. The Company's finance department is responsible for performing the valuation of financial instruments, including the calculation of Level 3 fair values. Refer to Note 5 for changes in the Company's Level 3 investments.
Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:
a) Carrying Amount and Fair Value of Financial Instruments
The fair value of cash, accounts receivable, reclamation fund, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
The following table summarizes the recurring fair value measurement information for financial assets and liabilities as of December 31, 2013:

	2013 Carrying Value	2013 Fair Value	Quoted prices in active markets for identical assets (Level1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($000s)
Financial assets
Derivatives	51,224	51,224	-	51,224	-
Long-term investments (1)	74,229	74,229	24,259	-	49,970
	125,453	125,453	24,259	51,224	49,970
Financial liabilities
Derivatives	125,234	125,234	-	125,234	-
Senior guaranteed notes (2)	1,187,519	1,202,304	-	-	-
	1,312,753	1,327,538	-	125,234	-

(1)	Long-term investments are comprised of equity securities in public and private upstream oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

The following table summarizes the recurring fair value measurement information for financial assets and liabilities as of December 31, 2012:

	2012 Carrying Value	2012 Fair Value	Quoted prices in active markets for identical assets (Level1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($000s)
Financial assets
Derivatives	61,698	61,698	-	61,698	-
Long-term investments (1)	84,906	84,906	28,241	73	56,592
	146,604	146,604	28,241	61,771	56,592
Financial liabilities
Derivatives	23,832	23,832	-	23,832	-
Senior guaranteed notes (2)	821,466	894,756	-	-	-
	845,298	918,588	-	23,832	-

(1)	Long-term investments are comprised of equity securities in public and private upstream oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

Investment in marketable securities
In March 2012, the Company disposed of its investment in marketable securities for proceeds of $0.6 million, resulting in a realized gain of less than $0.1 million recognized in net income.
Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. The Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.

CRESCENT POINT ENERGY CORP.	23

The following table summarizes the fair value as at December 31, 2013 and the change in fair value for the year ended December 31, 2013:

($000s)	Commodity contracts (1)	Interest contracts	CCIRS contracts (2)	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of year	43,337	(8,518)	2,840	207	37,866
Unrealized change in fair value	(154,905)	1,982	41,254	(207)	(111,876)
Derivative assets / (liabilities), end of year	(111,568)	(6,536)	44,094	-	(74,010)

Derivative assets, end of year	3,512	-	47,712	-	51,224
Derivative liabilities, end of year	(115,080)	(6,536)	(3,618)	-	(125,234)

(1)	Includes oil, gas and power contracts.

(2)	Includes cross currency principal swap contract.
The following table summarizes the fair value as at December 31, 2012 and the change in fair value for the year ended December 31, 2012:

($000s)	Commodity contracts (1)	Interest contracts	CCIRS contracts (2)	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of year	(131,256)	(15,575)	(582)	21	(147,392)
Acquired through capital acquisitions	(466)	-	-	-	(466)
Unrealized change in fair value	175,059	7,057	3,422	186	185,724
Derivative assets / (liabilities), end of year	43,337	(8,518)	2,840	207	37,866

Derivative assets, end of year	52,430	-	9,059	209	61,698
Derivative liabilities, end of year	(9,093)	(8,518)	(6,219)	(2)	(23,832)

(1)	Includes oil, gas and power contracts.

(2)	Includes cross currency principal swap contract.
Offsetting Financial Assets and Liabilities
Financial assets and liabilities are only offset if the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Company offsets derivative assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. The following table summarizes the gross asset and liability positions of the Company's financial derivatives by contract that are offset on the balance sheet as at December 31, 2013 and December 31, 2012:

	2013			2012
($000s)	Asset	Liability	Net	Asset	Liability	Net
Gross amount	55,614	(129,624)	(74,010)	76,192	(38,326)	37,866
Amount offset	(4,390)	4,390	-	(14,494)	14,494	-
Net amount	51,224	(125,234)	(74,010)	61,698	(23,832)	37,866

b)	Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates as well as credit and liquidity risk.
Market Risk
Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk is comprised of commodity price risk, interest rate risk and foreign exchange risk as discussed below.
Commodity Price Risk
The Company is exposed to commodity price risk on crude oil and natural gas revenues as well as power on electricity consumption. As a means to mitigate the exposure to commodity price volatility, the Company has entered into various derivative agreements and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.
Crude oil - To partially mitigate exposure to crude oil commodity price risk, the Company enters into option contracts and swaps, which manage the Cdn$ WTI price fluctuations. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery

CRESCENT POINT ENERGY CORP.	24

contracts on a month-to-month spot and on a term contract basis. As at December 31, 2013, Crescent Point had committed, on a term contract basis, to deliver an average of 14,000 bbl/d of crude oil on railways from January 2014 to June 2014.
Natural gas - To partially mitigate exposure to natural gas commodity price risk, the Company enters into AECO natural gas swaps, which manage the AECO natural gas price fluctuations.
Power - To partially mitigate exposure to electricity price changes, the Company may enter into swaps or fixed price physical delivery contracts which fix the power price.
The following table summarizes the sensitivity of the fair value of the Company's derivative positions as at December 31, 2013 and 2012 to fluctuations in commodity prices or differentials, with all other variables held constant. When assessing the potential impact of these commodity price or differential changes, the Company believes 10 percent volatility is a reasonable measure. Fluctuations in commodity prices or differentials potentially could have resulted in unrealized gains (losses) impacting income before tax as follows:

	Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Year ended December 31, 2013		Year ended December 31, 2012
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(308,532)	305,675	(223,326)	226,385
Natural gas	(4,006)	4,006	(2,013)	2,013
Power	264	(264)	280	(280)
Interest Rate Risk
The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in the prime interest rate. For the year ended December 31, 2013, a one percent increase or decrease in the interest rate on floating rate debt would have amounted to a $3.5 million impact on income before tax.
The Company partially mitigates its exposure to interest rate changes by entering into interest rate swap transactions. The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the applicable forward interest rates as at December 31, 2013 and 2012 with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Year ended December 31, 2013		Year ended December 31, 2012
Forward interest rates	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Interest rate swaps	329	(329)	803	(803)
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company's financial assets or liabilities. As the Company operates in Canada and the U.S., fluctuations in the exchange rate between the US/Canadian dollars can have a significant effect on reported results. The Company is exposed to foreign exchange risk in relation to its US dollar denominated senior guaranteed notes, investment in U.S. subsidiaries and in relation to its crude oil sales.
Concurrent with the issuance of US$953.0 million senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of $953.2 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.
The Company can partially mitigate its exposure to foreign exchange rate changes by entering into US dollar swaps. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.
The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the period end and applicable forward foreign exchange rates at December 31, 2013 and 2012 with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Exchange Rate	Year ended December 31, 2013		Year ended December 31, 2012
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar swaps	Forward	-	-	(4,059)	4,059
US dollar senior guaranteed notes	Period End	104,552	(104,552)	68,947	(68,947)
Cross currency interest rate swaps	Forward	(113,694)	113,694	(81,301)	81,301
Cross currency principal swaps	Forward	(3,230)	3,230	(3,173)	3,173

CRESCENT POINT ENERGY CORP.	25

Credit Risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Company monitors the creditworthiness and concentration of credit with customers of its physical oil and gas sales. The Company is authorized to transact derivative contracts with counterparties rated A (or equivalent) or better, based on the lowest rating of the three ratings providers. Should one of the Company's financial counterparties be downgraded below the A rating limit, the Chief Financial Officer will advise the Audit Committee and provide recommendations to minimize the Company's credit risk to that counterparty. The maximum credit exposure associated with accounts receivable is the total carrying amount and the maximum exposure associated with the derivative instruments approximates their fair value.
To further mitigate credit risk associated with its physical sales portfolio, Crescent Point has secured credit insurance from a global credit insurance provider. This policy provides credit coverage for approximately 30 percent of the Company's physical sales portfolio. Crescent Point believes this insurance policy is a prudent component of its formal credit policies and procedures.
Less than 3 percent of the Company's accounts receivable balance at December 31, 2013 is outstanding for more than 90 days and the Company considers the entire balance to be collectible.
Liquidity Risk
The timing of undiscounted cash outflows relating to the financial liabilities outstanding at December 31, 2013 is outlined in the table below:

($000s)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	789,305	-	-	-	789,305
Dividends payable	90,849	-	-	-	90,849
Derivative liabilities (1)	95,360	22,144	-	-	117,504
Senior guaranteed notes (2)	56,108	242,717	210,337	969,357	1,478,519
Bank credit facilities (3)	-	546,595	-	-	546,595

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCIRS and cross currency principal swaps.

(2)	These amounts include the notional principal and interest payments pursuant to the CCIRS and cross currency principal swaps, which fix the amounts due in Canadian dollars.

(3)	These amounts exclude interest payable on amounts drawn on the bank credit facilities.
The timing of undiscounted cash outflows relating to the financial liabilities outstanding at December 31, 2012 is outlined in the table below:

($000s)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	655,191	-	-	-	655,191
Dividends payable	86,182	-	-	-	86,182
Derivative liabilities (1)	19,702	8,412	271	-	28,385
Senior guaranteed notes (2)	43,031	172,114	95,080	785,674	1,095,899
Bank credit facilities (3)	-	653,123	-	-	653,123

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCIRS and cross currency principal swaps.

(2)	These amounts include the notional principal and interest payments pursuant to the CCIRS and cross currency principal swaps, which fix the amounts due in Canadian dollars.

(3)	These amounts exclude interest payable on amounts drawn on the bank credit facilities.
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 15, Crescent Point targets an average net debt to funds flow from operations ratio of approximately 1.0 times.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through capital markets and banks. At December 31, 2013, the Company had available unused borrowing capacity on bank credit facilities of approximately $1.5 billion, including $3.9 million letters of credit drawn on the facility. Crescent Point believes it has sufficient funding to meet its foreseeable spending requirements.
Included in the Company's bank credit facilities balance of $546.6 million at December 31, 2013 (December 31, 2012 - $653.1 million) are obligations of $460.0 million (December 31, 2012 - $400.0 million) of bankers' acceptances, obligations of $89.8 million (December 31, 2012 - $257.3 million) for borrowings under the operating and syndicated prime loans, partially offset by prepaid credit facility renewal fees of $2.1 million (December 31, 2012 - $3.2 million) and prepaid interest on bankers' acceptances of $1.1 million (December 31, 2012 - $1.0 million). These amounts are fully supported and management expects that they will continue to be supported by revolving credit facilities that have no repayment requirements until maturity, other than interest.

CRESCENT POINT ENERGY CORP.	26

c)	Derivative Contracts
The Company enters into fixed price oil, gas, power, foreign currency, interest rate, cross currency interest rate, cross currency principal and crude oil differential contracts to manage its exposure to fluctuations in the price of crude oil, gas, power, foreign exchange and interest on debt.
The following is a summary of the derivative contracts in place as at December 31, 2013:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Average Swap Price ($/bbl)	Average Collar Sold Call Price ($/bbl)	Average Collar Bought Put Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Put Premium ($/bbl)
2014	57,097	96.71	102.79	88.08	98.12	4.73
2015	26,750	92.35	97.60	87.41	-	-
2016	18,000	90.34	-	-	-	-
2017 January - March	6,000	90.31	-	-	-	-

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2014	14,493	3.54
2015	13,332	3.55
2016 January – October	5,790	3.67

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Power Derivative Contracts – Canadian Dollar		Volume (MW/h)	Fixed Rate ($/MW/h)
Term	Contract
2014	Swap	3.0	75.00
2015	Swap	3.0	49.50

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($)	Fixed Annual Rate (%)
Term	Contract
January 2014 – May 2015	Swap	25,000,000	2.90
January 2014 – May 2015	Swap	25,000,000	3.50
January 2014 – May 2015	Swap	50,000,000	3.09
January 2014 – June 2015	Swap	50,000,000	3.78
January 2014 – July 2015	Swap	50,000,000	3.63

Financial Cross Currency Interest Rate Derivative Contracts
Term	Contract	Receive Notional Principal (US$)	Fixed Annual Rate (US%)	Pay Notional Principal (Cdn$)	Fixed Annual Rate (Cdn%)
January 2014 – March 2015	Swap	37,500,000	4.71	38,287,500	5.24
January 2014 – April 2016	Swap	52,000,000	3.93	50,128,000	4.84
January 2014 – March 2017	Swap	67,500,000	5.48	68,917,500	5.89
January 2014 – April 2018	Swap	31,000,000	4.58	29,884,000	5.32
January 2014 – June 2018	Swap	20,000,000	2.65	20,350,000	3.52
January 2014 – May 2019	Swap	68,000,000	3.39	66,742,000	4.53
January 2014 – March 2020	Swap	155,000,000	6.03	158,255,000	6.45
January 2014 – April 2021	Swap	82,000,000	5.13	79,048,000	5.83
January 2014 – May 2022	Swap	170,000,000	4.00	166,855,000	5.03
January 2014 – June 2023	Swap	270,000,000	3.78	274,725,000	4.32

CRESCENT POINT ENERGY CORP.	27

Financial Cross Currency Principal Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$)	Pay Notional Principal (Cdn$)
May 22, 2022	Swap	30,000,000	32,241,000
Concurrent with the issuance of US$953.0 million senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of $953.2 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.

23.	RELATED PARTY TRANSACTIONS
All related party transactions are recorded at the exchange amount.
During the year ended December 31, 2013, Crescent Point recorded $0.8 million (December 31, 2012 - $1.9 million) of legal fees in the normal course of business to a law firm of which a partner is the Company's corporate secretary. Crescent Point also recorded $0.3 million during the year ended December 31, 2013, (December 31, 2012 - $0.8 million) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.
Compensation of Key Management Personnel
Key management personnel of the Company consist of its directors and executive officers. In addition to the directors fees and salaries paid to the directors and officers, respectively, the directors participate in the Restricted Share Bonus Plan and DSU Plan and the officers participate in the Restricted Share Bonus Plan. The compensation relating to key management personnel for the year recorded as general and administrative expenses was $12.1 million (December 31, 2012 - $11.3 million) and share-based compensation costs were $37.6 million (December 31, 2012 – $30.8 million).

24.	COMMITMENTS
At December 31, 2013, the Company had contractual obligations and commitments as follows:

($000s)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases) (1)	18,343	48,242	48,241	281,817	396,643
Transportation commitments	1,705	461	144	13	2,323
Derivative contract premiums	15,697	-	-	-	15,697
Total contractual commitments	35,745	48,703	48,385	281,830	414,663

(1)	Included in operating leases are nominal recoveries of rent expense on office space the Company has subleased.
At December 31, 2012, the Company had contractual obligations and commitments as follows:

($000s)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases) (1)	14,921	26,535	43,449	284,364	369,269
Capital commitments (2)	60,114	-	-	-	60,114
Derivative contract premiums	10,804	-	-	-	10,804
Total contractual commitments	85,839	26,535	43,449	284,364	440,187

(1)	Included in operating leases are nominal recoveries of rent expense on office space the Company has subleased.

(2)	Included in capital commitments is the expected remaining cost of the two-year agreement terminating December 31, 2013, with a U.S. fracture stimulation company with operations in North Dakota.

25.	SIGNIFICANT SUBSIDIARIES
The Company has the following significant subsidiaries, each owned 100% directly and indirectly, at December 31, 2013:

Subsidiary Name	Country of Incorporation
Crescent Point Resources Partnership	Canada
Crescent Point Holdings Inc.	Canada
Crescent Point Energy U.S. Corp.	United States of America
Crescent Point U.S. Holdings Corp.	United States of America
Crescent Point Energy Lux S.à r.l.	Luxembourg

CRESCENT POINT ENERGY CORP.	28

26.	SUPPLEMENTAL DISCLOSURES
Income Statement Presentation
The Company’s statement of income is prepared primarily by nature of expense, with the exception of compensation expenses which are included in the operating, general and administrative and share-based compensation line items, as follows:

($000s)	2013	2012
Operating	60,387	47,043
General and administrative	41,910	34,323
Share-based compensation	67,752	51,141
Total compensation expenses	170,049	132,507
Cash Flow Statement Presentation

($000s)	2013	2012
Operating activities
Changes in non-cash working capital:
Accounts receivable	(66,537)	70,241
Prepaids and deposits	2,996	(3,642)
Accounts payable and accrued liabilities	6,192	(95,974)
	(57,349)	(29,375)
Investing activities
Changes in non-cash working capital:
Accounts receivable	19,105	435
Accounts payable and accrued liabilities	133,068	76,308
	152,173	76,743
Financing activities
Changes in non-cash working capital:
Dividends payable	4,667	19,936

27.	GEOGRAPHICAL DISCLOSURE
As at December 31, 2013, Crescent Point's non-current assets related to the U.S. foreign operations is $1.6 billion (December 31, 2012 - $1.3 billion). For the year ended December 31, 2013, Crescent Point's oil and gas revenue related to the U.S. foreign operations is $335.5 million (December 31, 2012 - $67.0 million).

28.	SUBSEQUENT EVENTS
New York Stock Exchange ("NYSE") Listing
On January 22, 2014, Crescent Point's common shares began trading on the NYSE under the ticker symbol "CPG".

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Directors
Peter Bannister, Chairman (1) (3) (4)
Ken Cugnet (3) (4) (5)
Hugh Gillard (1) (2) (5)
Gerald Romanzin (1) (2) (3)
Scott Saxberg (4)
Greg Turnbull (2) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Health, Safety and Environment Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Greg Tisdale
Chief Financial Officer
C. Neil Smith
Chief Operating Officer
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Ryan Gritzfeldt
Vice President, Engineering East
Ken Lamont
Vice President, Finance and Treasurer
Tamara MacDonald
Vice President, Land
Trent Stangl
Vice President, Marketing and Investor Relations
Steve Toews
Vice President, Engineering West
Mark Eade
Corporate Secretary
Head Office
Suite 2800, 111 - 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Olympia Trust Company
2300, 125 - 9th Avenue S.E.
Calgary, Alberta T2G 0P6
Tel: (403) 261-0900
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Greg Tisdale
Chief Financial Officer
(403) 693-0020
Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

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